April 20, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Ms. Peggy Fisher
         Mr. Russell Mancuso

         Mr. Michael Coco

RE:  Comment Letter dated April 8, 2009

Tyco Electronics Ltd.

Amendment No. 3 to Registration Statement on Form S-4

Filed April 8, 2009

File No. 333-156927

Dear Ms. Fisher, Mr. Mancuso and Mr. Coco:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Tyco Electronics Ltd. (“Tyco Electronics” or the “Company”) dated April 14, 2009 (the “Comment Letter”) as subsequently discussed with the Staff on April 17, 2009.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Attached to this letter are the following Exhibits:

A — Opinion of Swiss Counsel to be filed with the pre-effective amendment

B — Opinion of Bermuda counsel to be filed with the pre-effective amendment

C — Opinion of Swiss counsel to be filed with the post-effective amendment

D — Opinion of Bermuda counsel to be filed with the post-effective amendment

Exhibit 5.1

1.                                       We note your response to prior comment 2.  However, given that this transaction requires a post-effective amendment as noted in comment 1 of our letter dated March 20, 2009, the opinion included with that amendment (1) should not describe as uncertainties facts or events that will have by then occurred and (2) should not include conditions that are no longer appropriate.  Merely revising your statements in the prospectus as you suggest in your response does not address the concerns regarding the statements that counsel makes in its opinion.  Therefore, we reissue prior comment 2.

Although we continue to disagree with the Staff’s view that an unprecedented “bring-down” legality opinion is necessary or appropriate,1 in order to avoid further delay or having the transaction reach an impasse, we will file an opinion of Swiss counsel in the form of Exhibit C in the post-effective amendment.  In addition, because, as we have discussed with the Staff, the status of the shares when the Company reincorporates in Switzerland is dependent, in part, upon the status of the shares in Bermuda and because the Staff will not permit an assumption by Swiss counsel regarding the status of the shares in Bermuda (notwithstanding many precedents to that effect), we will file an opinion of Bermuda counsel in the form of Exhibit D as an exhibit to the post-effective amendment, upon which Swiss counsel will rely in giving its opinion (for convenience, Exhibit C and Exhibit D are referred to below as the “Post-Effective Amendment Opinions”).

In response to the Staff’s comments, Swiss and Bermuda counsel have revised their opinions to limit as much as possible the assumptions and qualifications contained in their opinions that each firm has traditionally taken in accordance with its professional practice in its home country.  Swiss and Bermuda counsel have asked us to advise the Staff that because of the circumstances under which these opinions are being given, they do not view these opinions as precedents for future transactions.  Swiss and Bermuda counsel also have indicated to us that they view the remaining assumptions and qualifications in their opinions to be critical to issuance of these opinions.

In reviewing the forms of Post-Effective Amendment Opinions in particular, we ask that the Staff take into account what it means to file a “bring-down” legality opinion and the resulting need for assumptions and qualifications in respect of factual matters that are not readily ascertainable.  Because legality opinions are traditionally given prior to effectiveness and uniformly assume that the transaction pursuant to which the securities will be issued will occur as described in the registration statement, the unprecedented “bring-down” opinion being requested by the Staff necessarily must go beyond legality and also address whether the transaction in fact did occur as described in the registration statement.  Thus, the Bermuda post-effective amendment opinion, on which the Swiss post-effective amendment opinion will rely, contains multiple other opinions besides the status of the shares as validly issued, fully paid and non-assessable.  In that opinion, Bermuda counsel has taken assumptions and reservations relating to the Corporate and Litigation Searches it has performed.  Bermuda counsel has advised us that it customarily takes these assumptions and reservations and that it insists upon them because it cannot take responsibility for errors in and omissions from the public record.

1 As discussed in our letter of April 13, 2009, our counsel is not aware of any situation in which the Staff has requested what is essentially a second, “bring-down” legality opinion after the conclusion of a transaction that has been described in detail in a proxy statement/prospectus meeting the requirements of Schedule 14A.  Moreover, as also previously discussed, based on our counsel’s research, in none of the 27 completed continuation transactions that we have found for which a registration statement had been filed has a second, “bring-down” legality opinion been filed after the continuation has taken place.  Included in our counsel’s review were transactions that were chosen for review and for which in some cases there were several rounds of comments from the Staff and yet this comment was not issued.

The requirement of a second “bring down” opinion appears to represent a change in Staff policy regarding continuation transactions that has not been applied to other contemporaneous transactions.  We and our counsel believe that when there is a change of policy of this nature, rather than apply it without notice in the context of a specific transaction through the comment process, it would be appropriate to announce the change in policy publicly in the Divisions’ Compliance and Disclosure Interpretations or in some other public manner, giving parties to such a transaction adequate notice that a second opinion will be required, as it takes considerable time and expense, particularly in a cross-border transaction such as this one, to obtain a second unprecedented opinion.

Similarly, the Swiss post-effective amendment opinion necessarily assumes that as to jurisdictions other than Switzerland and Bermuda, the Company is not subject to any governmental decree, order or injunction that prohibits the consummation of the Swiss Continuation.  This is necessary because, as discussed above, the post-effective “bring-down” opinion goes beyond legality to address whether the Swiss Continuation has been properly completed.  Swiss counsel has advised us that it is qualified to advise on Swiss law only and would be in breach of its professional duty of care if it were to make statements relating to matters governed by laws other than Swiss law.  The Company is a global company and there is no way for Swiss counsel to opine on, or readily ascertain, whether actions have been brought in jurisdictions other than Switzerland and (through its reliance on Bermuda counsel) Bermuda.

In addition to our and our counsels’ view that these assumptions and qualifications are appropriate for the reasons discussed above, we ask the Staff to recognize that these unprecedented opinions are being requested from foreign counsel.  The bar in every jurisdiction has its own custom and practices with respect to giving opinions, including customary assumptions and qualifications that are taken.  A flexible approach on the part of the Staff would be consistent with the many governance and disclosure accommodations the SEC has made for foreign companies (e.g., foreign compensation disclosure; board composition exceptions; the 6-K disclosure scheme).  It is also essential given that the Staff is asking for unprecedented “bring-down” opinions in the comment process of a specific transaction rather than in a manner that allows for thoughtful dialogue and negotiation with the Staff by foreign law firms as a group.

2.                                       We note your revisions in response to prior comment 3; however, as noted in comment 3 of our letter dated April 3, 2009, the exhibit should not assume conclusions of law that are necessary requirement of the ultimate opinion.  Although we will not comment if counsel indicates in the Swiss opinion that it relied on the filed Bermuda opinion, Swiss counsel may not merely “assume away” relevant Bermuda law.

In order to avoid further delay or having the transaction reach an impasse, Swiss counsel has revised its opinion to state reliance on the Bermuda opinion.  Please see the form of Swiss pre-effective amendment opinion included as Exhibit A.

3.                                       Your response to prior comment 5 indicates that the opinion does not address all securities in the fee table of your Form S-4; however, Regulation S-K Item 601(b)(5) requires you to include an opinion as to the legality of all securities registered.  We will not comment if the opinion regarding all such securities is conditioned on the securities being outstanding upon completion of the transaction; however, such a condition must be removed in the post-effective amendment mentioned in comment 1 above.

As discussed in our letter of April 13, 2009, the Company registered (and the Fee Table includes) a “cushion” above the number of shares outstanding on the date it filed the original registration statement.  The Company expects that fewer than the total number of shares that it has registered will be outstanding at the time of the Swiss Continuation and, in the post effective amendment, will de-register any shares that are not outstanding at the time of the Swiss Continuation.  As discussed with the Staff on April 17, 2009, the post-effective amendment opinion of Swiss counsel will state the number of shares covered by the opinion, and that number will correlate to the number of shares registered in the post-effective amendment after such reduction.  Please see the form of Swiss post-effective amendment opinion included as Exhibit C.

Exhibit B

4.                                       Regulation S-K Item 601(b)(5) requires that you file an opinion of counsel indicating whether the securities being registered will, when sold, be legally issued fully and non-assessable.  The language in paragraph (a) on page 2 in the opinion does not make clear whether the securities are non-assessable.  The language does not address whether a holder of the offered securities is liable, solely because of security holder status, for additional assessments or calls on the securities by the registrant or its creditors.  See comment 2 of our April 3, 2009 letter to you.  Please include an opinion that is fully compliant with Item 601(b)(5).

The definition of non-assessable has been revised as discussed with the Staff on April 17, 2009.  Please see the forms of Bermuda opinions attached as Exhibits B and D.  Bermuda counsel has advised us that its definition means that a holder of the securities in question is not liable, solely because of security holder status, for additional assessments or calls by the registrant or its creditors.

5.                                       The opinions that you file may not assume conclusions of law that are a necessary requirement the ultimate opinion nor may they assume any of the material facts underlying the opinion or facts that are readily ascertainable.  See comment 3 in our April 3, 2009 letter to you.  We note, for example, the assumptions in paragraph (d) on page 1 and paragraph (g) on page 2.  Please file an opinion that is revised as appropriate.

The assumptions in paragraph (d) on page 1 and in paragraph (g) on page 2 have been deleted.  Please see the forms of Bermuda opinion attached as Exhibits B and D.

6.                                       Refer to paragraph (c) on page 3.  Please tell us the nature of matters in the Register that (1) may not have been revealed by the search due to the reasons cited in that paragraph and (2) would affect the opinion required by Regulation S-K Item 601(b)(5).  Please tell us who could “lodge” such matters “for filing or registration.”  If such matters are “lodged” by the registrant, please tell us why the reservations in paragraph (c) on page 3 and paragraph (f) on page 2 of the opinion are necessary and appropriate.

Paragraph (c) has been deleted.  Please see the form of pre-effective Bermuda opinion attached as Exhibit B.  However, as discussed above in response to comment number 1, the Bermuda post-effective amendment opinion necessarily includes the same reservation.  With respect to who could “lodge” such matters “for filing or registration,” the reservation is referring to claims by shareholders, creditors, or others.  The matters referred to in this reservation are not lodged by the registrant (because it would not lodge claims against itself).

7.                                       Please tell us how the last paragraph on page 4 is consistent with Section 14 of the Securities Act.  See comment 10 in our April 3, 2009 letter to you.

The last paragraph on page 4 has been deleted.  Please see the forms of Bermuda opinion attached as Exhibits B and D.

Post-Effective Amendment

As discussed with the Staff on April 17, 2009, we will file a post-effective amendment on the effective date of the Swiss Continuation.  The post-effective amendment will deregister any shares in excess of those outstanding at that time, state that the Swiss Continuation has been completed as described in the Registration Statement, and file the two opinions as exhibits.  Because you have asked us to file this once the Company becomes a Swiss company, we will ask for immediate effectiveness.

*              *              *

Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,

/s/ Robert A. Scott
Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.

cc:           Harold G. Barksdale, Tyco Electronics Ltd.

Patricia E. Knese, Tyco Electronics Ltd.

Ellen J. Odoner, Weil, Gotshal & Manges LLP

P.J. Himelfarb, Weil, Gotshal & Manges LLP

Exhibit A

Form of Swiss Pre-Effective Opinion

Zürich
Dr. Christian Steinmann
Dr. Nedim Peter Vogt
Dr. Felix R. Ehrat
Prof. Dr. Rolf Watter
Daniel Hochstrasser
Peter Reinarz*
Dr. Andreas Länzlinger
Urs Brügger
Dr. Ralph Malacrida
Eric Stupp
Michele Bernasconi
Dr. Daniel U. Lehmann*°°
Dr. Markus Wang
Tina Wüstemann
Dr. Andreas J. Bär
Matthew T. Reiter

Roland Truffer
Dr. Corrado Rampini
Dr. Dieter Dubs°°
Dr. Thomas U. Reutter
Dr. Mani Reinert
Dr. Christoph Neeracher
Dr. Peter Hsu
Dr. René Schwab
Flavia I. Bieri Bürge
Yasmine Sabeti
Philippe A. Huber
Thomas Rohde
Sten E. D. Rasmussen
Salvatore Iacangelo
Dr. Michael G. Noth
Urs Kägi
Ariane Riedi Wirth

Dr. Rashid Bahar
Andrea B. Bolliger*
Dr. Mariel Hoch Classen
Astrid Gilli
Lukas Roesler
Michael Barrot
Andrea Boog
Nadja Jaisli
Stefan Bachmann
Dr. Till Spillmann
Tamer Dürr
Dr. Luca Jagmetti
Phyllis Scholl
Dr. Daniel Leu
Dr. Charlotte Wieser
Paula Alonso
Dr. Manuel Arroyo

Andrea C. Widmer
Katalyn Billy
Barbara Messmer
Tina Balzli
Nicola Bernardoni
Dr. Christoph O. Schmid*
Nina Probst
Claudia Peter
Roman Huber
Laura Widmer
Delphine Pannatier Kessler
Céline P. Schmidt
Florian Schönknecht

Genf
Christophe Buchwalder
Dr. Cédric Chapuis

Saverio Lembo
Anne Valérie Julen Berthod
Ludivine Boisard
Rita Karam
Dr. Andrew M. Garbarski
Marie-Christine Balzan

Lugano
Dr. Felix R. Ehrat
Paolo Bottini*
Dr. Cesare Jermini
Massimo Vanotti
Andrea Gamba
Dr. Gilles Benedick
Nicola Bernardoni
Andrea Visani°

Zug Michael Trippel Thomas Stoltz° Dr. Daniela Fiorillo Othmar Aeschi° Dr. Andreas Sidler° Patrik Odermatt

Konsulenten

    Dr. Thomas Bär
    Dr. Robert Karrer
    Dr. Hans-Ulrich Freimüller
    Dr. Peter J. Kienast
    Dr. Marc Blessing
    Dr. Robert E. Züllig
    Prof. Dr. Marc Amstutz
    Stephanie Comtesse

 * Eidg. Dipl. Steuerexperte
 ° Notar / Notarin
°° nicht als Rechtsanwalt /
    Rechtsanwältin zugelassen

Tyco Electronics Ltd.

96 Pitts Bay Road, Second Floor

Pembroke HM 08, Bermuda

Zurich,      April 2009

368401/1044/a/x19312228

Re: Registration Statement on Form S-4	[PRE-EFFECTIVE]

Dear Sir or Madam

We have acted as special Swiss counsel to Tyco Electronics Ltd. (the “Company”), a Bermuda exempted company limited by shares, in connection with the change of the Company’s place of incorporation from Bermuda to Switzerland by way of a discontinuance from Bermuda and a continuance as a Swiss corporation according to article 161 of the Swiss Code on Private International Law, whereby the Company transfers its domicile to Switzerland and reconstitutes itself as a corporation (Aktiengesellschaft) under the laws of Switzerland (the “Swiss Continuation”) and the filing of a registration statement on S-4 (as such may be further amended or supplemented, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of registered shares of the Company, with a nominal amount to be determined by a shareholders’ meeting resolving the Continuation (“Common Shares”), existing as Swiss shares as from their registration in the relevant commercial register in Switzerland when the Company becomes incorporated under the laws of Switzerland.

We have not investigated the laws of any jurisdiction other than Switzerland, and do not express an opinion on the laws of any jurisdiction other than Switzerland. We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Bär & Karrer Rechtsanwälte	Zürich Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zürich Tel. +41 (0)58 261 50 00 Fax +41 (0)58 261 50 01 zuerich@baerkarrer.ch	Genf Bär & Karrer SA 12, quai de la Poste CH-1211 Genève 11 Tel. +41 (0)58 261 57 00 Fax +41 (0)58 261 57 01 geneve@baerkarrer.ch	Lugano Bär & Karrer SA Via Vegezzi 6 CH-6901 Lugano Tel. +41 (0)58 261 58 00 Fax +41 (0)58 261 58 01 lugano@baerkarrer.ch	Zug Bär & Karrer AG Baarerstrasse 8 CH-6301 Zug Tel. +41 (0)58 261 59 00 Fax +41 (0)58 261 59 01 zug@baerkarrer.ch	www.baerkarrer.ch Eingetragen im kantonalen Anwaltsregister

A-1

As to whether the Common Shares of the Company are duly authorized, validly issued, fully paid and non-assessable under the laws of Bermuda, we have relied solely on the correctness of the opinion of Appleby, dated April     , 2009, filed as an exhibit to the Registration Statement (subject to the assumptions, reservations and qualifications set forth therein) and we assume that such opinion will remain in full force and effect.

Based on the foregoing, and subject to the qualifications set forth herein, we are of the opinion that, if the Swiss Continuation is completed in the manner described in the Registration Statement, each Common Share of the Company outstanding immediately thereafter will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the proxy statement/prospectus contained in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Yours faithfully,

Bär & Karrer AG

Ralph Malacrida

A-2

Exhibit B

Form of Bermuda Pre-effective Amendment

Tyco Electronics Ltd.

96 Pitts Bay Road, Second Floor

Pembroke HM 08

Dear Sirs	[ ] April, 2009

Tyco Electronics Limited (the “Company”)

The Company has requested that we provide this opinion in connection with its Registration Statement on Form S-4 relating to the proposed discontinuance of the Company out of Bermuda and continuation into Schaffhausen, Switzerland (the “Registration Statement”).

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion.

Assumptions

In stating our opinion we have assumed:

(a)                                  the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)                                 that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)                                  the genuineness of all signatures on the Documents;

(d)                                 that any factual  statements made in any of the Documents are true, accurate and complete.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that all of the [ insert number  ] issued common shares of par value US$0.20 each of the Company are duly authorised and validly issued and are fully paid and non-assessable.

Reservations

We have the following reservations:

(a)                                  Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise.

(b)                                 We express no opinion as to any law other than Bermuda law and the opinion expressed herein does not relate to compliance with or matters governed by the laws of any jurisdiction except Bermuda.  This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.

Disclosure

This opinion is addressed to you and shall not be filed with any governmental agency or transmitted to any other person, without our prior written consent, except as may be required by law or regulatory authority.  Notwithstanding the foregoing limitation, we expressly agree that the Company’s Swiss counsel Bär & Karrer may rely on this opinion as to matters of Bermuda law for the purpose of issuing their opinion in connection with the aforesaid continuation.  In addition, we hereby consent to the filing of this opinion with the United States Securities and Exchange Commission as an exhibit to the Registration Statement of the Company.  We also consent to the reference to our Firm under the caption “Legal Matters” in the Registration Statement on Form S-4.  Our Firm does not admit to being an expert within the meaning of the Securities Act of 1933, as amended.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully

Appleby

SCHEDULE

1.                                       Certified copies of the Certificate of Incorporation dated 11 February 2000, Memorandum of Association dated 4 February 2008 and Bye-Laws adopted 10 February 2000 in the name of Tyco Holdings (Bermuda) No 4 Limited.

2.                                       Certified copies of the Certificate of Incorporation on Change of Name from Tyco Holdings (Bermuda) No 4 Limited to Tyco Electronics Ltd (the “Company”) dated 21 December 2006 with effect 20 December 2006.

3.                                       Certified copy of the Amended Bye-laws adopted 28 June 2007 for the Company.

4.                                       Certified copies of the Certificate of Registration of Altered Memorandum of Association dated 1 June 2007 with effect from 31 May 2007, and Certificate of Deposit of Memorandum of Increase of Share Capital dated 6 June 2007 with effect 31 May 2007 for the Company (collectively, together with Items 1, 2, and 3 above, referred to as the “Constitutional Documents”).

5.                                       A certified copy of the “Foreign Exchange Letter”, dated 10 February 2000, and of letters of permission dated 7 June 2007 and 15 June 2007 issued by the Bermuda Monetary Authority, Hamilton Bermuda in relation to the Company.

6.                                       A copy of the notice to the public granted 1 June 2005 granted by the Bermuda Monetary Authority under the Exchange Control Act 1972 and the Exchange Control Regulations 1973.

7.                                       A certified copy of the “Tax Assurance”, dated 28 February 2008, issued by the Registrar of Companies for the Minister of Finance in relation to the Company.

8.                                       A certified copy of the Subscription Sheet in respect of the Company.

9.                                       Certified copy of the Minutes of the meeting of the Provisional Directors of the Company held on 10 February 2000 and Minutes of the Meeting of the Board of Directors of the Company held on 30 April 2007 and unanimous written resolutions of the Sole Shareholder effective 30 May 2007 (together the “Resolutions”).

10.                                 A certified copy of the Register of Shareholders in respect of the Company  as certified by the Assistant Secretary of the Company on [     ].

11.                                 A certified copy of a Share Transfer Form between Tyco International Ltd as transferor and those persons whose names are set out in the attached schedule as transferees, dated 29 June 2007.

12.                                 A copy of an Officer’s Certificate dated 28 June 2007 and signed by Harold G Barksdale, the acting Vice President of the Company.

13.                                 An electronic copy of an Officer’s Certificate dated 13 April 2009 and signed by Terrence R. Curtin, Chief Financial Officer of the Company.

14.                                 An electronic copy of an Officer’s Certificate dated [DATE] April 2009 and signed by [NAME OF OFFICER] [a Director/the [TITLE]] of the Company.

15.                                 A copy of Amendment No. 3 to the Registration Statement on Form S-4 for the Company with registration number 333-156927 (the “Registration Statement on Form S-4”).

16.                                 An electronic copy of an Incumbency Certificate dated [ ] April 2009, signed by [NAME OF OFFICER] [a Director/the [TITLE]] of the Company.

17.                                 A certified copy of the Register of Directors and Officers of the Company as certified by the Assistant Secretary of the Company on [     ].

Exhibit C

Form of Swiss Post-Effective Opinion

Zürich

Dr. Christian Steinmann

Dr. Nedim Peter Vogt

Dr. Felix R. Ehrat

Prof. Dr. Rolf Watter

Daniel Hochstrasser

Peter Reinarz*

Dr. Andreas Länzlinger

Urs Brügger

Dr. Ralph Malacrida

Eric Stupp

Michele Bernasconi

Dr. Daniel U. Lehmann*°°

Dr. Markus Wang

Tina Wüstemann

Dr. Andreas J. Bär

Matthew T. Reiter

Roland Truffer

Dr. Corrado Rampini

Dr. Dieter Dubs°°

Dr. Thomas U. Reutter

Dr. Mani Reinert

Dr. Christoph Neeracher

Dr. Peter Hsu

Dr. René Schwab

Flavia I. Bieri Bürge

Yasmine Sabeti

Philippe A. Huber

Thomas Rohde

Sten E. D. Rasmussen

Salvatore Iacangelo

Dr. Michael G. Noth

Urs Kägi

Ariane Riedi Wirth

Dr. Rashid Bahar

Andrea B. Bolliger*

Dr. Mariel Hoch Classen

Astrid Gilli

Lukas Roesler

Michael Barrot

Andrea Boog

Nadja Jaisli

Stefan Bachmann

Dr. Till Spillmann

Tamer Dürr

Dr. Luca Jagmetti

Phyllis Scholl

Dr. Daniel Leu

Dr. Charlotte Wieser

Paula Alonso

Dr. Manuel Arroyo

Andrea C. Widmer

Katalyn Billy

Barbara Messmer

Tina Balzli

Nicola Bernardoni

Dr. Christoph O. Schmid*

Nina Probst

Claudia Peter

Roman Huber

Laura Widmer

Delphine Pannatier Kessler

Céline P. Schmidt

Florian Schönknecht

Genf

Christophe Buchwalder

Dr. Cédric Chapuis

Saverio Lembo

Anne Valérie Julen Berthod

Ludivine Boisard

Rita Karam

Dr. Andrew M. Garbarski

Marie-Christine Balzan

Lugano

Dr. Felix R. Ehrat

Paolo Bottini*

Dr. Cesare Jermini

Massimo Vanotti

Andrea Gamba

Dr. Gilles Benedick

Nicola Bernardoni

Andrea Visani°

Zug Michael Trippel Thomas Stoltz° Dr. Daniela Fiorillo Othmar Aeschi° Dr. Andreas Sidler° Patrik Odermatt

    Konsulenten

    Dr. Thomas Bär

    Dr. Robert Karrer

    Dr. Hans-Ulrich Freimüller

    Dr. Peter J. Kienast

    Dr. Marc Blessing

    Dr. Robert E. Züllig

    Prof. Dr. Marc Amstutz

    Stephanie Comtesse

 * Eidg. Dipl. Steuerexperte

 ° Notar / Notarin

°° nicht als Rechtsanwalt /

    Rechtsanwältin zugelassen

Tyco Electronics Ltd.	[POST-EFFECTIVE]
96 Pitts Bay Road, Second Floor
Pembroke HM 08, Bermuda

Zurich, 2009
368401/1044/a/x19312228

Re:     Post-Effective Amendment to
Registration Statement on Form S-4

Dear Sir or Madam

We have acted as special Swiss counsel to Tyco Electronics Ltd. (the “Company”) in connection with the change of the Company’s place of incorporation from Bermuda to Switzerland by way of a discontinuance from Bermuda and a continuance as a Swiss corporation according to article 161 of the Swiss Code on Private International Law, whereby the Company transfers its domicile to Switzerland and reconstitutes itself as a corporation (Aktiengesellschaft) under the laws of Switzerland (the “Swiss Continuation”) and the filing of a post-effective amendment to its registration statement on S-4 (the “Post-Effective Amendment”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of [    Number of shares] registered shares of the Company, with a nominal amount of CHF [                  ] (“Common Shares”), existing as Swiss shares as from their registration in the relevant commercial register in Switzerland when the Company becomes incorporated under the laws of Switzerland.

We have not investigated the laws of any jurisdiction other than Switzerland, and do not express an opinion on the laws of any jurisdiction other than Switzerland. We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion, including a certified extract, dated [                  ], of the Commercial Register of the Canton of Schaffhausen, Switzerland (the “Commercial Register”) in relation to the continuation of the Company, the Company’s certified articles of association dated [                  ] and the documents and confirmations filed with the Commercial Register in connection with the Swiss Continuation.  In so doing, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all the documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. We assume no obligation to advise you of any changes to this opinion that may come to our attention after the date hereof.  Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Bär & Karrer Rechtsanwälte	Zürich Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zürich Tel. +41 (0)58 261 50 00 Fax +41 (0)58 261 50 01 zuerich@baerkarrer.ch	Genf Bär & Karrer SA 12, quai de la Poste CH-1211 Genève 11 Tel. +41 (0)58 261 57 00 Fax +41 (0)58 261 57 01 geneve@baerkarrer.ch	Lugano Bär & Karrer SA Via Vegezzi 6 CH-6901 Lugano Tel. +41 (0)58 261 58 00 Fax +41 (0)58 261 58 01 lugano@baerkarrer.ch	Zug Bär & Karrer AG Baarerstrasse 8 CH-6301 Zug Tel. +41 (0)58 261 59 00 Fax +41 (0)58 261 59 01 zug@baerkarrer.ch	www.baerkarrer.ch Eingetragen im kantonalen Anwaltsregister

C-1

As to all jurisdictions other than Bermuda or Switzerland, we have assumed that the Company is not subject to any governmental decree, order or injunction that prohibits the consummation of the Swiss Continuation.

As to all matters of Bermuda law, we have relied solely on the correctness of the opinion of Appleby, dated [same date as our opinion], 2009, filed as an exhibit to the Post-Effective Amendment (subject to the assumptions, reservations and qualifications set forth therein).

In addition, as to the full coverage of the share capital (par value and general reserves) by net assets of the Company, we have relied solely on the correctness of an opinion of PricewaterhouseCoopers AG, Zurich, acting as special auditor with respect to the Swiss Continuation dated [date of the special general meeting of the Company resolving the Continuation] (subject to the assumptions, reservations and qualifications set forth therein). We express no opinion as to any accounting matters.

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that each outstanding Common Share of the Company is validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the proxy statement/prospectus contained in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Yours faithfully,

Bär & Karrer AG

Ralph Malacrida

C-2

Exhibit D

Form of Bermuda Post-Effective Opinion

Tyco Electronics Ltd.

96 Pitts Bay Road, Second Floor

Pembroke HM 08

Bermuda

Dear Sirs	2009

Tyco Electronics Limited (the “Company”)

The Company has requested that we provide this opinion in connection with the post-effective amendment on Form S-4 to the Registration Statement relating to the discontinuance of the Company out of Bermuda and continuation into Schaffhausen, Switzerland.

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion.

Assumptions

In stating our opinion we have assumed:

(a)                                  the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)                                 that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)                                  the genuineness of all signatures on the Documents;

(d)                                 that any factual statements made in any of the Documents are true, accurate and complete;

(e)                                  that the records which were the subject of the Company Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date and time of the Company Search been materially altered; and

(f)                                    that the records which were the subject of the Litigation Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date and time of the Litigation Search been materially altered.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that immediately before the time you advised us that the continuation process is being commenced in Switzerland:

(1)                                  The Company is an exempted company incorporated with limited liability and existing under the laws of Bermuda.  The Company is in good standing under the laws of Bermuda

(2)                                  All of the issued common shares of par value US$2.40 each of the Company are duly authorised and validly issued and are fully paid and non-assessable.

(3)                                  The Company has all requisite corporate power and authority to take all action as may be necessary to discontinue out of Bermuda and to continue its existence as a corporation (Aktiengesellschaft) under the laws of Switzerland.

(4)                                  The laws of Bermuda permit the Company to discontinue out of Bermuda as a Bermuda exempted company and to continue its existence as a corporation (Aktiengesellschaft) in Switzerland.

(5)                                  The Company has taken all corporate action required under the laws of Bermuda and the Company’s Memorandum of Association and Bye-laws to discontinue out of Bermuda and to continue its existence as a corporation (Aktiengesellschaft) under the laws of Switzerland.

(6)                                  All necessary documents have been filed, all necessary proceedings have been taken under the laws of Bermuda and all legal requirements have been fulfilled under Bermuda law to permit the Company to apply to the appropriate official or public body in Switzerland to be continued under the laws of Switzerland as if it had been incorporated under the laws of Switzerland.  Within thirty (30) days after the date of issue thereof the Company is obliged to file with the Registrar of Companies in Bermuda a certified copy of the Certificate of Continuance or similar document issued to it by the appropriate authority in Switzerland whereupon the Registrar of Companies in Bermuda shall issue a Certificate of Discontinuance pursuant to section 132H (3) of the Act and thereupon the Company shall cease to be registered as a Company in Bermuda.

(7)                                  The effective date of the continuation of the Company pursuant to the Act will be the date that the Company’s continuance as a corporation (Aktiengesellschaft) under the laws of Switzerland is effective.

(8)                                  Based on the Company Search and the Litigation Search:

(i)                                     no litigation, administrative or other proceeding or of before any governmental authority of Bermuda is pending against the Company;

(ii)                                  there is no governmental decree, order or injunction entered in Bermuda that prohibits the consummation of the discontinuance of the Company out of Bermuda and its continuation in Switzerland; and

(ii)                                  no notice to the Registrar of Companies of the passing of a resolution of members or creditors to wind up or the appointment of a liquidator or receiver has been given.  No petition to wind up the Company or application to reorganise its affairs pursuant to a Scheme of Arrangement or application for the appointment of a receiver has been filed with the Supreme Court.

Reservations

We have the following reservations:

(a)                                  Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise.

(b)                                 We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda.  This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.

(c)                                  Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:

(i)            details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

(ii)           details of matters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

(iii)          whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

(iv)          whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

(v)           whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Act.

Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda (“overseas companies”) over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.

(d)                                 In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date and time of such search.

(e)                                  In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date and time of such search.

(f)                                    In paragraph (1) above, the term “good standing” means that the Company has received a Certificate of Compliance from the Registrar of Companies.

Disclosure

This opinion is addressed to you and shall not be filed with any governmental agency or transmitted to any other person, without our prior written consent except as may be required by law or regulatory authority.  Notwithstanding the foregoing limitation, we expressly agree that the Company’s Swiss counsel Bär & Karrer may rely on this opinion as to matters of Bermuda law for the purpose of issuing their opinion in connection with the aforesaid continuation.  In addition, we hereby consent to the filing of this opinion with the United States Securities and Exchange Commission as an exhibit to the Registration Statement of the Company.  We also consent to the reference to our Firm under the caption “Legal Matters” in the Post-Effective Registration Statement on Form S-4.  Our Firm does not admit to being an expert within the meaning of the Securities Act of 1933, as amended.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully

Appleby

SCHEDULE

1.                                       The entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on [DATE] (the “Company Search”).

2.                                       The entries and filings shown in respect of the Company in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search conducted on [DATE] (the “Litigation Search”).

3.                                       Certified copies of the Certificate of Incorporation dated 11 February 2000, Memorandum of Association dated 4 February 2008 and Bye-Laws adopted 10 February 2000 in the name of Tyco Holdings (Bermuda) No 4 Limited.

4.                                       Certified copies of the Certificate of Incorporation on Change of Name from Tyco Holdings (Bermuda) No 4 Limited to Tyco Electronics Ltd (the “Company”) dated 21 December 2006 with effect 20 December 2006.

5.                                       Certified copy of the Amended Bye-laws adopted 28 June 2007 for the Company.

6.                                       Certified copies of the Certificate of Registration of Altered Memorandum of Association dated 1 June 2007 with effect from 31 May 2007, and Certificate of Deposit of Memorandum of Increase of Share Capital dated 6 June 2007 with effect 31 May 2007 for the Company (collectively, together with Items 3, 4, and 5 above, referred to as the “Constitutional Documents”).

7.                                       A certified copy of the “Foreign Exchange Letter”, dated 10 February 2000, and of letters of permission dated 7 June 2007 and 15 June 2007 issued by the Bermuda Monetary Authority, Hamilton Bermuda in relation to the Company.

8.                                       A copy of the notice to the public granted 1 June 2005 granted by the Bermuda Monetary Authority under the Exchange Control Act 1972 and the Exchange Control Regulations 1973.

9.                                       A certified copy of the “Tax Assurance”, dated 28 February 2008, issued by the Registrar of Companies for the Minister of Finance in relation to the Company.

10.                                 A certified copy of the Subscription Sheet in respect of the Company.

11.                                 Certified copy of the Minutes of the meeting of the Provisional Directors of the Company held on 10 February 2000 and Minutes of the Meeting of the Board of Directors of the Company held on 30 April 2007 [   ] and unanimous written resolutions of the Sole Shareholder effective 30 May 2007 [   ] (together the “Resolutions”).

12.                                 A certified copy of the Register of Shareholders in respect of the Company  as certified by the Assistant Secretary of the Company on [   ].

13.                                 A certified copy of a Share Transfer Form between Tyco International Ltd as transferor and those persons whose names are set out in the attached schedule as transferees, dated 29 June 2007.

14.                                 An Officer’s Certificate dated 28 June 2007 and signed by Harold G Barksdale, the acting Vice President of the Company.

15.                                 An Officer’s Certificate dated 13 April 2009 and signed by Terrence R. Curtin, Chief Financial Officer of the Company.

16.                                 An Officer’s Certificate dated [DATE] April 2009 and signed by [NAME OF OFFICER] [a Director/the [TITLE]] of the Company.

17.                                 A copy of [   ] to the Registration Statement on Form S-4 for the Company with registration number 333-156927 (the “post-effective Registration Statement on Form S-4”).

18.                                 An electronic copy of an Incumbency Certificate dated [ ] April 2009, signed by the Director and Chief Executive Officer Assistant Secretary of the Company.

19.                                 A certified copy of the Register of Directors and Officers of the Company as certified by the Assistant Secretary of the Company on [   ].

20.                                 A copy of the filing made with the Bermuda Registrar of Companies pursuant to Section 132H of the Act.

21.                                 A copy of the Statutory Declaration signed by each of its Directors of the Company required pursuant to Section 132G of the Act.

22.                                 A certified copy of the legal notice(s) in respect of the Company published at least fourteen (14) days prior to the application for discontinuance in Bermuda to the effect that the Company intends to continue in Switzerland.

23.                                 A copy of the Irrevocable Deed Poll executed by the Company and each of its Directors required pursuant to Section 132G of the Act.

24.                                 An electronic copy of an email received from Bär & Karrer, Swiss counsel to the Company, advising us that the continuation process is being commenced in Switzerland.